

PRESS RELEASE

Crescent Point Announces Q2 2022 Results

July 27, 2022 Calgary, AB

Crescent Point

Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX and NYSE: CPG) is pleased to announce its operating and financial results for the quarter ended June 30, 2022.

KEY HIGHLIGHTS

- Generated approximately $380 million of excess cash flow in second quarter, allowing for increased returns to shareholders.
- Enhanced return of capital offering with an increased base dividend and an updated framework, as previously announced.
- Achieved strong IP30 rate of 900 boe/d per well, comprised primarily of liquids, on second fully operated pad in Kaybob Duvernay.
- Established new targets to reduce scope 1 and 2 emissions and freshwater use, as previously announced.

“Our second quarter results highlight our excess cash flow generation, continued operational execution and commitment to returning capital", said Craig Bryksa, President and CEO of Crescent Point. “Upon attaining our near-term debt target, we announced our updated framework, which now targets to return the majority of our excess cash flow to shareholders. We remain focused on creating long-term value through a combination of returning capital while also enhancing the balance sheet strength and sustainability of the business."

FINANCIAL HIGHLIGHTS

- Adjusted funds flow totaled $599.1 million during second quarter 2022, or $1.04 per share diluted, driven by a strong operating netback of $76.57 per boe.
- For the quarter ended June 30, 2022, development capital expenditures, which included drilling and development, facilities and seismic costs, totaled $196.9 million.
- Crescent Point's net debt as at June 30, 2022 was less than $1.5 billion, reflecting $307.3 million of net debt reduction in the quarter, including the repayment of approximately $225 million of senior note maturities. Subsequent to the quarter, the Company successfully closed the disposition of certain non-core assets allowing Crescent Point to attain its near-term net debt target of $1.3 billion, earlier than anticipated.
- Crescent Point reported net income of $331.5 million, or $0.58 per share diluted, for second quarter 2022.

RETURN OF CAPITAL HIGHLIGHTS

- During second quarter, the Company returned $108.0 million or approximately 30 percent of its excess cash flow to shareholders through its base dividend and share repurchases. Subsequent to the quarter, Crescent Point released an updated framework which targets to return up to 50 percent of its discretionary excess cash flow, in addition to its base dividend, through a combination of share repurchases and special dividends.
- The Company repurchased approximately 7.2 million shares, for cancellation, for $70.9 million during second quarter and continues to remain active on its share repurchase program. Crescent Point has approval to repurchase, for cancellation, approximately 10 percent of its public float under its existing normal course issuer bid ("NCIB"), which expires on March 8, 2023.
- On July 6, 2022, the Company announced an increase to its third quarter 2022 base dividend by over 20 percent to $0.08/share or $0.32/share annually. Crescent Point's third quarter 2022 dividend will be paid on October 3, 2022 to shareholders of record on September 15, 2022.

OPERATIONAL HIGHLIGHTS

- Average production for the quarter ended June 30, 2022 was 129,176 boe/d, comprised of over 80 percent oil and liquids.
- The Company continues to demonstrate a strong track record of operational execution in its Kaybob Duvernay play. Crescent Point recently brought on stream its second fully operated multi-well pad with an average 30-day initial production ("IP30") rate of over 900 boe/d per well (71% condensate, 8% NGL and 21% shale gas), which is expected to payout in approximately six months from the initial on-stream date at current commodity prices. Crescent Point's ongoing execution also includes a further reduction in drilling days on its most recent pad, which averaged approximately 14 days per well.

All financial figures are approximate and in Canadian dollars unless otherwise noted. This press release contains forward-looking information and references to specified financial measures. Excess cash flow, adjusted funds flow, adjusted net earnings from operations, adjusted funds flow from operations per share diluted, discretionary excess cash flow, net debt and operating netback are specified financial measures - refer to the Specified Financial Measures section in this press release for further information. Significant related assumptions and risk factors, and reconciliations are described under the Specified Financial Measures and Forward-Looking Statements sections of this press release. Further information breaking down the production information contained in this press release by product type can be found in the Product Type Production Information section.

- During second quarter, the Company's operations in North Dakota were temporarily impacted by a severe storm that affected electricity distribution. Operations were fully restored during the quarter, as previously announced.

- The Company continues to roll out its Operations Technology ("OT") platform, which Crescent Point has used to deliver operating cost efficiencies and environmental and safety benefits. Through the OT platform, the Company has optimized workflows and implemented remote well monitoring and technology in its field operations. Crescent Point is currently implementing the OT platform in its North Dakota and Kaybob Duvernay assets, which will complete the company-wide integration of this technology platform.

- Subsequent to the quarter, Crescent Point released its annual sustainability report providing insight into its Environmental, Social and Governance ("ESG") approach and execution. The 2022 Sustainability Report featured the introduction of a target to further reduce the Company's scope 1 and 2 emissions intensity by 38 percent by 2030, relative to Crescent Point's 2020 baseline. The Company also announced two new water targets to build upon its existing strong water management performance, including a 50 percent reduction in surface freshwater use in southeast Saskatchewan completions by 2025. Crescent Point's ESG practices continue to be integrated into all aspects of its business to enhance long-term sustainability.

OUTLOOK

Second quarter 2022 results demonstrated continued capital discipline and operational execution, resulting in significant excess cash flow generation.

Crescent Point recently updated its 2022 annual average production guidance to 130,000 to 134,000 boe/d, reflecting the impact of certain non-core asset dispositions, with development capital expenditures unchanged at $875 to $900 million. The Company has controlled a significant portion of its capital costs to-date through its supply chain management while also mitigating potential cost increases through realized efficiencies. Crescent Point continues to monitor its cost assumptions in light of the current inflationary environment.

Excess cash flow generation is now expected to be approximately $1.4 billion in 2022, assuming US$100/bbl WTI for the remainder of 2022. The Company's excess cash flow generation continues to be bolstered by its high netback asset base and benefit from its significant tax pools.

Crescent Point remains disciplined in its capital allocation and continues to create value on a per share basis, including its recently announced framework that targets to return up to 50 percent of its discretionary excess cash flow to its shareholders.

CONFERENCE CALL DETAILS

Crescent Point management will hold a conference call on Wednesday, July 27, 2022 at 10:00 a.m. MT (12:00 p.m. ET) to discuss the Company's results and outlook. A slide deck will accompany the conference call and can be found on Crescent Point's website.

Participants can listen to this event online. Alternatively, the conference call can be accessed by dialing 1-888-390-0605.

The webcast will be archived for replay and can be accessed online at Crescent Point's conference calls and webcasts page. The replay will be available approximately one hour following completion of the call.

Shareholders and investors can also find the Company's most recent investor presentation on Crescent Point's website.

2022 GUIDANCE

The Company's guidance for 2022 is as follows:

Total Annual Average Production (boe/d) [1]	130,000 - 134,000

Capital Expenditures	
Development capital expenditures ($ millions)	$875 - $900
Capitalized G&A ($ millions)	$40
Total ($ millions) [2]	$915 - $940

Other Information for 2022 Guidance	
Reclamation activities ($ millions) [3]	$20
Capital lease payments ($ millions)	$20
Annual operating expenses ($/boe)	$13.75 - $14.25
Royalties	13.5% - 14.0%

1) Total annual average production (boe/d) is comprised of approximately 80% Oil, Condensate & NGLs and 20% Natural Gas
2) Land expenditures and net property acquisitions and dispositions are not included. Development capital expenditures spend is allocated on an approximate basis as follows: 85% drilling & development and 15% facilities & seismic
3) Reflects Crescent Point's portion of its expected total budget

RETURN OF CAPITAL OUTLOOK

Base Dividend	
Current quarterly base dividend per share	$0.08
Additional Return of Capital	
% of discretionary excess cash flow [1][2]	50%

1) Discretionary excess cash flow is calculated as excess cash flow less base dividends
2) Additional return of capital % to begin in third quarter 2022. This % is part of a framework that targets to return up to 50% of discretionary excess cash flow to shareholders

The Company's unaudited financial statements and management's discussion and analysis for the quarter ended June 30, 2022, will be available on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com, on EDGAR at www.sec.gov/edgar and on Crescent Point's website at www.crescentpointenergy.com.

FINANCIAL AND OPERATING HIGHLIGHTS

(Cdn$ millions except per share and per boe amounts)	Three months ended June 30 2022	2021	Six months ended June 30 2022	2021
Financial				
Cash flow from operating activities	**529.6**	285.5	**955.7**	589.2
Adjusted funds flow from operations [(1)]	**599.1**	387.8	**1,133.1**	650.5
Per share [(1)] [(2)]	**1.04**	0.66	**1.96**	1.16
Net income	**331.5**	2,143.3	**1,515.1**	2,165.0
Per share [(2)]	**0.58**	3.65	**2.62**	3.85
Adjusted net earnings from operations [(1)]	**272.1**	117.6	**513.0**	212.7
Per share [(1)] [(2)]	**0.47**	0.20	**0.89**	0.38
Dividends declared	**37.1**	1.5	**36.9**	2.8
Per share [(2)]	**0.0650**	0.0025	**0.0650**	0.0050
Net debt [(1)]	**1,467.9**	2,324.2	**1,467.9**	2,324.2
Net debt to adjusted funds flow from operations [(1)] [(3)]	**0.7**	2.1	**0.7**	2.1
Weighted average shares outstanding				
Basic	**571.4**	581.7	**574.2**	556.2
Diluted	**575.9**	587.8	**579.2**	562.1
Operating				
Average daily production				
Crude oil and condensate (bbls/d)	**91,250**	107,444	**92,106**	101,394
NGLs (bbls/d)	**16,139**	18,608	**16,586**	15,978
Natural gas (mcf/d)	**130,724**	135,531	**133,679**	100,327
Total (boe/d)	**129,176**	148,641	**130,972**	134,093
Average selling prices [(4)]				
Crude oil and condensate ($/bbl)	**134.50**	75.88	**124.04**	70.88
NGLs ($/bbl)	**50.57**	36.78	**49.17**	37.16
Natural gas ($/mcf)	**8.02**	3.64	**6.77**	3.92
Total ($/boe)	**109.44**	62.78	**100.36**	60.95
Netback ($/boe)				
Oil and gas sales	**109.44**	62.78	**100.36**	60.95
Royalties	**(14.69)**	(7.90)	**(13.46)**	(7.93)
Operating expenses	**(15.36)**	(12.63)	**(14.73)**	(12.91)
Transportation expenses	**(2.82)**	(2.38)	**(2.78)**	(2.36)
Operating netback [(1)]	**76.57**	39.87	**69.39**	37.75
Realized loss on commodity derivatives	**(22.17)**	(7.22)	**(17.97)**	(6.48)
Other [(5)]	**(3.43)**	(3.98)	**(3.62)**	(4.46)
Adjusted funds flow from operations netback [(1)]	**50.97**	28.67	**47.80**	26.81
Capital Expenditures				
Capital acquisitions [(6)]	**0.3**	936.3	**1.2**	936.3
Capital dispositions [(6)]	**(37.8)**	(87.9)	**(40.7)**	(95.1)
Development capital expenditures				
Drilling and development	**182.8**	57.9	**371.0**	163.5
Facilities and seismic	**14.1**	30.5	**30.2**	44.1
Total	**196.9**	88.4	**401.2**	207.6
Land expenditures	**3.6**	2.0	**9.3**	2.9

(1) Specified financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Specified Financial Measures section for further information.
(2) The per share amounts (with the exception of dividends per share) are the per share – diluted amounts.
(3) Net debt to adjusted funds flow from operations is calculated as the period end net debt divided by the sum of adjusted funds flow from operations for the trailing four quarters.
(4) The average selling prices reported are before realized derivatives and transportation.
(5) Other includes net purchased products, general and administrative expenses, interest on long-term debt, foreign exchange, cash-settled share-based compensation and certain cash items and excludes transaction costs, foreign exchange on US dollar long-term debt and certain non-cash items.
(6) Capital acquisitions and dispositions represent total consideration for the transactions, including long-term debt and working capital assumed, and exclude transaction costs.

Specified Financial Measures

Throughout this press release, the Company uses the terms "adjusted funds flow" (equivalent to "adjusted funds flow from operations"), "adjusted funds flow from operations per share - diluted", "adjusted net earnings from operations", "adjusted net earnings from operations per share - diluted", "excess cash flow", "discretionary excess cash flow", "net debt", "net debt to adjusted funds flow" (equivalent to "net debt to adjusted funds flow from operations"), "total operating netback", "total netback", "operating netback", "netback", "adjusted funds flow from operations netback" and "adjusted working capital deficiency". These terms do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers. For information on the composition of these measures and how the Company uses these measures, refer to the Specified Financial Measures section of the Company's MD&A for the period ended June 30, 2022, which section is incorporated herein by reference, and available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

Adjusted funds flow from operations netback is a non-GAAP financial ratio and is calculated as adjusted funds flow from operations divided by total production. Adjusted funds flow from operations netback is a common metric used in the oil and gas industry and is used to measure operating results on a per boe basis.

The following table reconciles oil and gas sales to total operating netback, total netback and adjusted funds flow from operations netback:

($ millions)	Three months ended June 30			Six months ended June 30		
	2022	2021	% Change	2022	2021	% Change
Oil and gas sales	1,286.5	849.2	51	2,379.2	1,479.4	61
Royalties	(172.7)	(106.8)	62	(319.1)	(192.5)	66
Operating expenses	(180.5)	(170.8)	6	(349.2)	(313.4)	11
Transportation expenses	(33.2)	(32.2)	3	(65.8)	(57.3)	15
Total operating netback	900.1	539.4	67	1,645.1	916.2	80
Realized loss on commodity derivatives	(260.6)	(97.7)	167	(426.0)	(157.4)	171
Total netback	639.5	441.7	45	1,219.1	758.8	61
Other [1]	(40.4)	(53.9)	(25)	(86.0)	(108.3)	(21)
Total adjusted funds flow from operations netback	599.1	387.8	54	1,133.1	650.5	74

(1)   Other includes net purchased products, general and administrative expenses, interest on long-term debt, foreign exchange, cash-settled share-based compensation and certain cash items and excludes transaction costs, foreign exchange on US dollar long-term debt and certain non-cash items.

The following table reconciles cash flow from operating activities to adjusted funds flow from operations, excess cash flow and discretionary excess cash flow:

($ millions)	Three months ended June 30			Six months ended June 30		
	2022	2021 [1]	% Change	2022	2021 [1]	% Change
Cash flow from operating activities	529.6	285.5	85	955.7	589.2	62
Changes in non-cash working capital	64.7	88.4	(27)	166.1	41.2	303
Transaction costs	0.3	11.7	(97)	0.4	11.8	(97)
Decommissioning expenditures [2]	4.5	2.2	105	10.9	8.3	31
Adjusted funds flow from operations	599.1	387.8	54	1,133.1	650.5	74
Capital expenditures	(211.5)	(100.7)	110	(438.3)	(235.1)	86
Payments on lease liability	(5.1)	(5.1)	—	(10.2)	(10.2)	—
Decommissioning expenditures	(4.5)	(2.2)	105	(10.9)	(8.3)	31
Other items [3]	(0.2)	(5.2)	(96)	(6.6)	7.6	(187)
Excess cash flow	377.8	274.6	38	667.1	404.5	65
Dividends	(37.1)	(1.5)	2,373	(36.9)	(2.8)	1,218
Discretionary excess cash flow	340.7	273.1	25	630.2	401.7	57

(1)   Comparative period revised to reflect current year presentation.
(2)   Excludes amounts received from government subsidy programs.
(3)   Other items include, but are not limited to, unrealized gains and losses on equity derivative contracts and transaction costs. Other items exclude net acquisitions and dispositions.

Adjusted funds flow from operations per share - diluted is a supplementary financial measure and is calculated as adjusted funds flow from operations divided by the number of weighted average diluted shares outstanding. It is used as a key measure to assess the ability of the Company to finance dividends, operating activities, capital expenditures and debt repayments.

The following table reconciles adjusted working capital deficiency:

($ millions)	June 30, 2022	December 31, 2021	% Change
Accounts payable and accrued liabilities	525.9	450.7	17
Dividends payable	37.0	43.5	(15)
Long-term compensation liability [1]	41.2	42.6	(3)
Cash	(15.9)	(13.5)	18
Accounts receivable	(532.8)	(314.3)	70
Prepaids and deposits	(14.5)	(7.4)	96
Adjusted working capital deficiency	40.9	201.6	(80)

(1)   Includes current portion of long-term compensation liability and is net of equity derivative contracts.

The following table reconciles long-term debt to net debt:

($ millions)	June 30, 2022	December 31, 2021	% Change
Long-term debt [(1)]	1,560.7	1,970.2	(21)
Adjusted working capital deficiency	40.9	201.6	(80)
Unrealized foreign exchange on translation of US dollar long-term debt	(133.7)	(166.8)	(20)
Net debt	1,467.9	2,005.0	(27)

(1) Includes current portion of long-term debt.

The following table reconciles net income to adjusted net earnings from operations:

($ millions)	Three months ended June 30			Six months ended June 30		
	2022	2021	% Change	2022	2021	% Change
Net income	331.5	2,143.3	(85)	1,515.1	2,165.0	(30)
Amortization of E&E undeveloped land	4.6	13.3	(65)	11.2	27.1	(59)
Impairment reversal	—	(2,514.4)	(100)	(1,484.9)	(2,514.4)	(41)
Unrealized derivative (gains) losses	(81.0)	143.6	(156)	232.2	225.3	3
Unrealized foreign exchange gain on translation of hedged US dollar long-term debt	(13.8)	(37.9)	(64)	(33.1)	(49.8)	(34)
Unrealized gain on long-term investments	—	(3.9)	(100)	—	(6.1)	(100)
Net (gain) loss on capital dispositions	0.1	(73.8)	(100)	(2.8)	(56.5)	(95)
Deferred tax adjustments	30.7	447.4	(93)	275.3	422.1	(35)
Adjusted net earnings from operations	272.1	117.6	131	513.0	212.7	141

Excess cash flow and discretionary excess cash flow forecasted for 2022 are forward-looking non-GAAP measures and are calculated consistently with the measures disclosed in the Company's MD&A. Refer to the Specified Financial Measures section of the Company's MD&A for the period ended June 30, 2022.

Management believes the presentation of the specified financial measures above provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis.

Forward-Looking Statements

Any "financial outlook" or "future oriented financial information" in this press release, as defined by applicable securities legislation has been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Certain statements contained in this press release constitute "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934 and "forward-looking information" for the purposes of Canadian securities regulation (collectively, "forward-looking statements"). The Company has tried to identify such forward-looking statements by use of such words as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", "intend", "projected", "sustain", "continues", "strategy", "potential", "projects", "grow", "take advantage", "estimate", "well-positioned" and other similar expressions, but these words are not the exclusive means of identifying such statements.

In particular, this press release contains forward-looking statements pertaining, among other things, to the following: a commitment to returning capital; a return of capital framework that targets the return of the majority of excess cash flow to shareholders and targets to return up to 50 percent of discretionary excess cash flow, in addition to base dividend, through a combination of share repurchases and special dividends; creating long-term value through a combination of returning capital while also enhancing the balance sheet strength and sustainability of the business; a target to further reduce the Company's scope 1 and 2 emissions intensity by 38 percent by 2030, relative to Crescent Point's 2020 baseline; two new water targets, including a 50 percent reduction in surface freshwater use in southeast Saskatchewan completions by 2025; ESG practices integrated into all aspects of the business, enhancing long-term sustainability; 2022 annual average production guidance of 130,000 to 134,000 boe/d; 2022 development capital expenditures of $875 to $900 million; mitigating potential cost increases through realized efficiencies; 2022 excess cash flow generation expected to be approximately $1.4 billion in 2022, assuming US$100/bbl WTI for the remainder of 2022; high netback asset base and significant tax pools; Crescent Point's annual guidance for 2022, including, but not limited to capitalized G&A of $40 million, reclamation activities of $20 million, capital lease payments of $20 million, annual operating expenses of $13.75 - $ 14.25/boe, and royalties of 13.5% - 14.0%; and the return of capital outlook.

Statements relating to "reserves" are also deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated and that the reserves can be profitably produced in the future. Actual reserve values may be greater than or less than the estimates provided herein. Unless otherwise noted, reserves referenced herein are given as at December 31, 2021. Also, estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates and future net revenue for all properties due to the effect of aggregation. All required reserve information for the Company is contained in its Annual Information Form for the year ended December 31, 2021 which is accessible at www.sedar.com.

With respect to disclosure contained herein regarding resources other than reserves, there is uncertainty that it will be commercially viable to produce any portion of the resources and there is significant uncertainty regarding the ultimate recoverability of such resources.

All forward-looking statements are based on Crescent Point's beliefs and assumptions based on information available at the time the assumption was made. Crescent Point believes that the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this report should not be unduly relied upon. By their nature, such forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including those material risks discussed in the Company's Annual Information Form for the year ended December 31, 2021 under "Risk Factors" and our Management's Discussion and Analysis for the year ended December 31, 2021, and for the quarter ended June 30, 2022, under the headings "Risk Factors" and "Forward-Looking Information". The material assumptions are disclosed in the Management's Discussion and Analysis for the three months ended June 30, 2022, under the headings "Overview", "Commodity Derivatives", "Liquidity and Capital Resources","Guidance", "Royalties" and "Operating Expenses". In addition, risk factors include: : financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas, decisions or actions of OPEC and non-OPEC countries in respect of supplies of oil and gas; delays in business operations or delivery of services due to pipeline restrictions, rail blockades, outbreaks, blowouts and business closures and social distancing measures mandated by public health authorities in response to COVID-19, including current and new variants thereof; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; uncertainties associated with estimating oil and natural gas reserves; risks and uncertainties related to oil and gas interests and operations on Indigenous lands; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value and likelihood of acquisitions and dispositions, and exploration and development programs; unexpected geological, technical, drilling, construction, processing and transportation problems; the impact of severe weather events; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; general economic, market and business conditions, including uncertainty in the demand for oil and gas and economic activity in general as a result of the COVID-19 pandemic; changes in interest rates and inflation; uncertainties associated with regulatory approvals; geopolitical conflicts, including the Russian invasion of Ukraine; uncertainty of government policy changes; the impact of the implementation of the Canada-United States-Mexico Agreement; uncertainty regarding the benefits and costs of dispositions; failure to complete acquisitions and dispositions; uncertainties associated with credit facilities and counterparty credit risk; changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry; the wide-ranging impacts of the COVID-19 pandemic, including on demand, health and supply chain; and other factors, many of which are outside the control of the Company. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Crescent Point's future course of action depends on management's assessment of all information available at the relevant time.

Additional information on these and other factors that could affect Crescent Point's operations or financial results are included in Crescent Point's reports on file with Canadian and U.S. securities regulatory authorities. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed herein or otherwise. Crescent Point undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law. All subsequent forward-looking statements, whether written or oral, attributable to Crescent Point or persons acting on the Company's behalf are expressly qualified in their entirety by these cautionary statements.

Product Type Production Information

The Company's aggregate average production for the three and six months ended June 30, 2022 and June 30, 2021 and the references to "natural gas" and "crude oil", reported in this Press Release consist of the following product types, as defined in NI 51-101 and using a conversion ratio of 6 mcf : 1 bbl where applicable:

	Three months ended June 30		Six months ended June 30	
	2022	2021	**2022**	2021
Light & Medium Crude Oil (bbl/d)	**15,752**	20,181	**15,559**	20,482
Heavy Crude Oil (bbl/d)	**4,103**	4,269	**4,069**	4,193
Tight Oil (bbl/d)	**53,521**	65,595	**54,672**	67,972
Total Crude Oil (bbl/d)	**73,376**	90,045	**74,300**	92,647
NGLs (bbl/d)	**34,013**	36,007	**34,392**	24,725
Shale Gas (mcf/d)	**119,924**	125,830	**123,254**	89,618
Conventional Natural Gas (mcf/d)	**10,800**	9,701	**10,425**	10,709
Total Natural Gas (mcf/d)	**130,724**	135,531	**133,679**	100,327
Total (boe/d)	**129,176**	148,641	**130,972**	134,093

Barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf : 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of oil, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

This press release contains metrics commonly used in the oil and natural gas industry, including "netback" and "payout". These terms do not have a standardized meaning and may not be comparable to similar measures presented by other companies and, therefore, should not be used to make comparisons. Readers are cautioned as to the reliability of oil and gas metrics used in this press release. Management uses these oil and gas metrics for its own performance measurements and to provide investors with measures to compare the Company's performance over time; however, such measures are not reliable indicators of the Company's future performance, which may not compare to the Company's performance in previous periods, and therefore should not be unduly relied upon. Netback is used by management to measure operating results on a per boe basis to better analyze performance against prior periods on a comparable basis. Payout is the point at which all costs associated with leasing, exploring, drilling and operating have been recovered from the production of a well. It is an indication of profitability. In this press release payout is based upon the booked 2P type-well data prepared by McDaniel & Associates Consultants Ltd. having an effective date of December 31, 2021.

Initial production is for a limited time frame only (30 days) and may not be indicative of future performance.

NI 51-101 includes condensate within the natural gas liquids (NGLs) product type. The Company has disclosed condensate as combined with crude oil and/or separately from other natural gas liquids in this press release since the price of condensate as compared to other natural gas liquids is currently significantly higher and the Company believes that this crude oil and condensate presentation provides a more accurate description of its operations and results.

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Shant Madian, Vice President, Capital Markets, or

Sarfraz Somani, Manager, Investor Relations

Telephone: (403) 693-0020 Toll-free (US and Canada): 888-693-0020 Fax: (403) 693-0070

Address: Crescent Point Energy Corp. Suite 2000, 585 - 8th Avenue S.W. Calgary AB T2P 1G1

www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.